NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES SECURES 330,000-SQUARE-FOOT LEASE WITH JONES DAY AT BROOKFIELD PLACE NEW YORK

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Law Firm to Occupy Eight Upper-Level Floors at 250 Vesey St.

NEW YORK, November 13, 2013 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that it has signed a 20-year lease with global law firm Jones Day for 330,000 square feet at 250 Vesey Street, one of the four towers within the eight-million-square-foot Brookfield Place campus in Downtown Manhattan.

Jones Day – which will be relocating its New York offices from east Midtown – will occupy floors 27 to 34 at 250 Vesey St., which offer sweeping views of the Hudson waterfront and Statue of Liberty and direct access to New York’s most connected transit hub. The 330,000-square-foot block was previously leased to Bank of America/Merrill Lynch under a lease that expired in October 2013.

“Jones Day’s decision to relocate from Midtown is yet another example of a firm migrating downtown for its unique lifestyle and transit offerings, paired with appealing economics,” said Dennis Friedrich, chief executive officer of Brookfield Office Properties. “Enhanced transportation and infrastructure, along with luxury retail and new restaurants from world-renowned chefs, have transformed and energized this area. Jones Day is a highly valued, prestigious tenant and we are pleased to welcome them to Brookfield Place.”

Wesley Johnson, partner-in-charge of Jones Day’s New York office, said: “We are delighted to announce our decision to lease the top eight floors of 250 Vesey Street. This decision reflects Jones Day's commitment to the sustained growth of our New York office and practice, and our conviction that New York City will continue to be the hub of the world's most sophisticated and high value legal work in the years ahead. We also think it is important to participate in the revitalization of downtown Manhattan. The Brookfield complex, completely upgraded, will permit us to design an efficient and state of the art facility, where we will practice for decades to come."

Jones Day was represented in lease negotiations by Mitch Steir, Matt Barlow and David Goldstein of Studley. Brookfield was represented in-house.

Brookfield Place is in the midst of a $250-million repositioning program of its retail and common areas, which will be completed in 2014. Brookfield Place will be opening 14 fast-casual eateries, six sit-down restaurants, a waterfront marketplace and a curated collection of more than 30 luxury and aspirational retailers.

The complex’s new glass pavilion entrance on West Street – which connects to the World Trade Center transit hub – opened to the public last month. The two-level lobby renovation and elevator modernization program at 250 Vesey St. will be complete in December 2013.

With this transaction, Brookfield Place’s year-to-date total volume is 945,000 square feet across 35 leases spanning eight industries: legal, finance, media, fashion, culinary, childcare, professional services and fitness.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 114 properties totaling 85 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, San Francisco Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York City, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

About Jones Day

Jones Day is a global law firm with 40 offices in the major centers of business and finance throughout the world. Ranked among the world's best and most integrated law firms, and perennially ranked among the best in client service, Jones Day acts as principal outside counsel to, or provides significant legal representation for, approximately half of the Fortune 500, Fortune Global 500, and FT Global 500. With nearly 300 lawyers, the New York office is the Firm's largest, and among the largest in New York. Since opening in 1986, it has provided a full range of legal services to local, national, and global clients, seamlessly integrated into Jones Day’s One Firm Worldwide organization. New York attorneys provide comprehensive legal services with particular emphasis on transactional matters (including mergers and acquisitions, private equity, capital markets, banking and finance, and real estate); business restructuring; tax; intellectual property; and a full array of litigation and arbitration services in areas such as appellate, labor and employment, general commercial, and products liability.

Forward Looking Statements

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Media Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Investor Contact: Matt Cherry, Director, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com